FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON

MARCH 15, 2011

1.         DATE, TIME AND PLACE: On the fifteenth day of March, at 19:30 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.         AGENDA: (i) Approval of the Management Proposal for the alteration of the Company’s Bylaws; (ii) Analysis and approval of the Management Proposal related to the capitalization of the Reserve for Expansion and of the Reserve for Retained Earnings based on the Capital Budget; (iii) Analysis and approval of the Management Proposal related to the increase to the company capital trough capitalization of the premium special reserve; (v) Approval of the consolidation of the Company’s Bylaws; (v) Approval of the overall compensation of managers to be paid in 2011.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote:

5.1.      To approve the Management Proposal related to change the Article 4º, “caput” and §3º, Article 5º, §§ 1º, 4º and 5º, and Article 6º “caput” of the Company Bylaws, and the exclusion of §§ 2º and 3º of Article 5º of the Company Bylaws, with the consequent renumbering of subsequent paragraphs. Such modifications refer to the extinction of class A preferred shares of the Company.

5.2.      To approve the Management Proposal related to the capitalization of the Reserve for Expansion and of the Reserve for Retained Earnings based on Capital Budget, both determined on the General Meeting Ordinary meeting held on April 29, 2010, with a favorable opinion of the Supervisory Board.

5.3.      To approve the Management Proposal related to the increase to the company capital through capitalization of the premium special reserve, with a favorable opinion of the Supervisory Board.

5.4.      Therefore the deliberations 5.2 and 5.3 above, to consolidate the Company’s Bylaws.

5.5.      To ratify the compensation of the managers paid in 2010, in accordance with the provisions set forth in the General Shareholders Meeting held on April 29, 2010. For the year 2011, the directors approved the proposal for an overall compensation of the managers, which shall be divided as follows: (i) seven million seven hundred seventy-five thousand six hundred real Brazilian Reais (R$ 7,775,600.00) shall be designed for the Company’s Board of Directors; (ii) thirty-nine million, thirty-four thousand, six hundred and forty (R$ 39.034.640,00); (iii) one hundred ninety-two thousand Brazilian Reais (R$ 192,000.00) for the Advisory Board; and (iv) four hundred thirty-two thousand Brazilian Reais for the Fiscal Council (R$ 432,000.00).

5.6.      Thus, the directors approve the submission of the abovementioned proposals and the proposal for the overall compensation of managers to be paid in 2010 for approval by the Shareholders’ Annual Meeting.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, March 15, 2011. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Directors Present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyama. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 16, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.